Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

November 20, 2007

Re:	Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 29, 2007 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the follow-up questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2006, filed with the Commission on June 29, 2007 (File No. 001-13758).  The Company received comments from the Staff by letter dated September 13, 2007, and we responded on behalf of the Company by letter dated October 17, 2007.

We note that the responses set forth below are based solely on information received from the Company’s management.

In its prior Comment 5, the Staff requested further details regarding the billing problems associated with the systems migration at Vivo described in note (ii) to footnote 24 on page F-59 of the Form 20-F, and the Company provided certain additional information in its letter dated October 17, 2007.  The Staff has asked the Company to confirm whether the systems migration mentioned in such note led to costs in the year ended December 31, 2005.  The Company has confirmed to us that the bulk of the costs caused by the systems migration arose in the year ended December 31, 2006 and that the costs caused by the systems migration in 2005 were not material to the Company.

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Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro
Zeinal Bava
Luis Pacheco de Melo
Francisco Nunes